April 3, 2009 VIA EDGAR -- FORM DEL AM U.S. Securities and Exchange Commission 100 F. Street, NE
Washington, DC 20549

Re: Delaying Amendment for Lincoln Variable Insurance Products Trust Registration
Statement on Form N-14 (File Nos. 811-08090; 333-157756)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended, on behalf of Lincoln Variable Insurance Products Trust (the “Registrant”) we hereby file a delaying amendment with respect to Registrant’s Registration Statement on Form N-14 (File No. 333-157756), filed with the Securities and Exchange Commission on March 6, 2009, relating to the reorganization of Delaware VIP Balanced Series, a series of the Delaware VIP Trust, into the LVIP Delaware Foundation® Moderate Allocation Fund, a series of the Lincoln Variable Insurance Products Trust.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call Samuel K. Goldstein, associate at Stradley Ronon Stevens & Young LLP, at 215-564-8128.

Very truly yours,

/s/ Colleen E. Tonn

Colleen E. Tonn Senior Counsel Lincoln Variable Insurance Products Trust